Exhibit 99.1

SUZANO S.A.
Publicly Held Company
Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55
Company Registration (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, December 19, 2019 — Suzano S.A. (“Suzano” or “Company”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the general market that, on the date hereof, the Company’s Board of Directors approved the following investments in the State of Espírito Santo, in the aggregate amount of nine hundred thirty-three million and four hundred thousand reais (R$933,400,000.00), as detailed below, whose execution is subject to the approvals of these projects by the State Government of Espírito Santo, in accordance with State Law 11,001/2019, as amended, and the State Decree 4,524/2019. Once such approvals are obtained, the projects will be financed by monetizing ICMS credits held by the Company, in accordance with the same legal instruments.

1)             The construction of a conversion plant to produce toilet paper and paper towels, with annual capacity of thirty thousand (30,000) tons, with total investment estimated at one hundred and thirty million reais (R$130,000,000.00) and the construction period estimated at eleven (11) months, as from obtainment of the applicable licenses and approvals;

2)             The partial retrofit of the pulp production plant located in Aracruz involving the replacement of parts of the recovery boiler and the installation of a crystallization system, with total investment estimated at two hundred seventy-two million and four hundred thousand reais (R$272,400,000.00) and the execution period estimated at twenty-five (25) months; and

3)             The development of a forest base involving the acquisition of land and plantations for a total amount estimated at five hundred and thirty-one million reais (R$531,000,000.00), with the investment execution period estimated at twenty-four (24) months, as from obtainment of the applicable licenses and approvals.

The aforementioned investments will not affect the cash flow of the Company and the cash expenditures related to the investments identified in 2 and 3 above are included in the estimate for CAPEX for 2020 disclosed by the Company.

Said investments are aligned with Suzano’s business strategy, since they represent evolution in its market positioning in the consumer goods segment and the strengthening of its structural competitiveness in pulp production, while also attesting to the Company’s commitment to financial discipline as established in its Financial Debt Policy.

São Paulo, December 19, 2019

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer